FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of April 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                      Abbey National House, 2 Triton Square
                             London NW1 3AN, England
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X....  Form 40-F........

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes.......   No...X....
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Abbey National plc

10 April 2003





Abbey National plc Announces Completion of Sale of First National to GE Consumer Finance





Abbey National plc ("Abbey National") (LSE: ANL.L) announces that, with all conditions having been satisfied, the sale of First National to GE Consumer Finance, the consumer credit services business of the General Electric Company (NYSE: GE), was duly completed on Thursday 10 April 2003.





Enquiries


Abbey National

Media Contacts:

Matthew Young, Abbey National Media Relations. Tel: 020 7756 4232

Christina Mills, Abbey National Media Relations.  Tel: 020 7756 4212



Investor Relations:

Jon Burgess, Abbey National Investor Relations. Tel: 020 7756 4182

Rob Askham, Abbey National Investor Relations. Tel: 020 7756 4181



www.abbeynational.com





GE Consumer Finance

Ivan Royle, GE Consumer Finance Media Relations. Tel: 020 7302 6145


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    ABBEY NATIONAL plc


Date:    01 May 2002                        By  /s/ Jonathan Burgess
                                                --------------------------
                                                Jonathan Burgess
                                                Head of Investor Relations